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July 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 4

Filed June 30, 2022

File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2022 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 4 with the Commission on June 30, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 5 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A filed June 30, 2022

Master Series Table, page viii

1.	We note that you have added two new series to the post-qualification amendment, Landa Series 340 17th Avenue and Landa Series 2150 Tishamingo Drive. However, neither of the two new series is included in the Master Series table. Please revise.

In response to the Staff’s comment, the Company has revised the Master Series Table to include Landa Series 340 17th Avenue and Landa Series 2150 Tishamingo Drive.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-21

2.	We note you removed Landa Series 6249 Ellenwood Drive, Landa Series 8337 Blackfoot Trail, and Landa Series 215 Clearview Circle from the offering circular. Please address the following:

●	Please tell us if the Issuer and/or the respective Series has acquired the respective properties or determined that it is probable that the Issuer and/or the respective Series will acquire the respective properties.

In response to the Staff’s comment, none of the Series referenced in the Staff’s comment has acquired title to its underlying property. The title to each property is still being held by Landa Properties LLC (“Landa Properties”). As disclosed in the Offering Circular, Landa Properties expects to only transfer the title to each of the properties to the applicable New Series (as defined in the Offering Circular) prior to such New Series’ initial closing of its offering.

●	To the extent that either the Issuer and/or the respective Series has or will acquire such properties, please tell us how you determined it was appropriate to remove the Rule 8-06 financial statements and related pro forma financial information for these properties.

In response to the Staff’s comment, as noted above, none of the Series referenced in the Staff’s comment has or will acquire the properties, title to which are still being held by Landa Properties. Accordingly, the Company removed the Rule 8-06 financial statements and related pro-forma financial information because these Series’ shares are no longer being offered pursuant to this Offering Circular.

●	Please tell us the date these properties were acquired by Landa Properties from the third party seller, date the property was acquired by a series of Landa App 2 LLC, and rental operation commencement date.

The table below reflects the dates that (i) Landa Properties acquired the Property from a third-party seller and (ii) rental operations of such Property commenced (as applicable). As noted above, none of the Series has or will acquire title to its underlying property.

Series	Property Acquisition Date(1)	Rental Operation Commencement Date(2)
Landa Series 6249 Ellenwood Drive	October 10, 2021	November 21, 2021
Landa Series 8337 Blackfoot Trail	June 15, 2021	October 8, 2021
Landa Series 215 Clearview Circle	September 13, 2021	October 21, 2021

(1)	The date in which Landa Properties acquired this owner-occupied Property from a third-party seller.
(2)	The date Landa Properties commenced rental operations for this Property.

Combined Statement of Certain Revenues and Expenses, page F-171

3.	Please tell us what consideration you have given to providing audited financial statements of the 189 Iris Court in accordance with Rule 8-06 of Regulation S-X. Please also apply this comment to any potential property acquisitions that will have more than significant periods of real estate operations prior to acquisition.

The Company advises the Staff that it is no longer offering shares of Landa Series 189 Iris Court. The Company has revised the disclosure in the Amended Offering Statement relating to the removal of Landa Series 189 Iris Court, including removing the financial statement and pro forma financial statement for Landa Series 189 Iris Court. The Company does not intend to include any properties, either now or in the future, that have significant periods of real estate operations prior to acquisition and that would require audited financial statements in accordance with Rule 8-06 of Regulation S-X. As disclosed in the Offering Circular, the properties underlying each New Series were previously owner-occupied and were not operated as rental properties. As of the date of the Amended Offering Statement, none of the New Series have a rental history exceeding nine (9) months.

General

4.	We note your response to comment 6 and the statement that the PPEX ATS platform provided by North Capital that displays orders on the Landa Mobile App is the “only means" by which investors can execute secondary trades. Advise us if you are referring to the ATS, the Landa App or both, and tell us where orders are displayed. Please also clarify the statement on page 14 that the shares will “generally” not be transferable except through the Secondary Trading Platform. Further, please revise to clarify how investors access the trading information, including the steps and qualification requirements to access the information.

We are responding to each of the questions in the Staff’s comment, broken out as follows:

●	We note your response to comment 6 and the statement that the PPEX ATS platform provided by North Capital that displays orders on the Landa Mobile App is the “only means" by which investors can execute secondary trades. Advise us if you are referring to the ATS, the Landa App, or both, and tell us where orders are displayed

To clarify the Company’s prior response to comment 6, the Landa Mobile App is the only means by which investors can access the PPEX ATS and transact in secondary trades. Investors that desire to transact in secondary transactions are not permitted to do so directly on the PPEX ATS. Orders are displayed on both the Landa Mobile App, as well as the PPEX ATS.

●	Please also clarify the statement on page 14 that the shares will “generally” not be transferable except through the Secondary Trading Platform

The Company has revised the disclosure on page 14 and elsewhere in the Amended Offering Statement to remove “generally”. The Company advises the Staff that shareholders are not permitted to transfer their shares except through the Secondary Trading Platform.

●	Further, please revise to clarify how investors access the trading information, including the steps and qualification requirements to access the information

The Company advises the Staff that investors can access trading information exclusively through the Landa Mobile App.

5.	We note your response to comment 7. With a view to disclosure advise us if acquisition notes had been issued for the removed properties prior to their removal, and to what extent expenses incurred in connection with such properties and/or notes have been or will be paid by the company.

While the acquisition notes have been issued for each of the removed series, as disclosed in the Offering Statement and in terms of each of the acquisition notes, interest does not accrue, and no payment of amounts outstanding under such acquisition notes will be due, prior to the transfer to the applicable Series of title to its property. If such title transfer does not occur prior to the maturity of such acquisition note, such note will terminate with no obligation for the Series to make any payment thereunder. Following the removal of each Series from the Offering Circular, Landa Holdings, Inc. (“Landa Holdings”), as the lender under such acquisition note, has terminated the acquisition notes with each series, and all expenses incurred under such acquisition notes will be borne by Landa Holdings. The Company has also included clarifying disclosure in the Amended Offering Statement.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Landa Holdings, Inc.
Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP

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